Exhibit 24(f)2

10 Peachtree Place NE Atlanta, GA 30309

January 17, 2019

Myra C. Bierria and Melissa K. Caen

Ms. Bierria and Ms. Caen:

As an officer of Southern Company Gas, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Annual Report on Form 10-K for the year ended December 31, 2018, (2) the Company's Quarterly Reports on Form 10-Q during 2019 and (3) any necessary or appropriate amendment or amendments to any such reports, to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly, /s/Daniel S. Tucker Daniel S. Tucker